P.O. Box 2385
Beverly Hills, CA  90213
Phone: 310-358-9017
Fax: 310-358-9015
www.saloncity.com

October 25, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549

ATTN:  Amanda McManus, Branch Chief - Legal

Re:       Salon City, Inc.
Amendment 2 to Form 10-SB
Filed October 25, 2007
File Number:  000-52729

Gentlemen:

Thank you for your comment letter dated October 2, 2007 (the “Comment Letter”), with respect to the above-captioned Form 10-SB.  We have filed Amendment No. 2 to Form 10-SB/A (the “Form 10-SB/A”) of Salon City, Inc. (“Salon City”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

For your information, we have filed our revised Form 10-SB/A on the EDGAR system, and have also provided clean and marked copies to the Staff by overnight courier.

General

1.
We note your response to prior comment 1 and reissue in part.  Please revise to remove marketing language throughout the registration statement or provide us with objective evidence that such marketing claims are accurate.  Examples include your claim that your magazine is positioned on the "front rows of many top retailers" on page 4 and your reference to being "prominently displayed alongside publications such as Vogue, Elle, Glamour and Vanity Fair" on page 5.

Response 1:
Pursuant to your request, we have revised our current amendment to Form 10-SB to remove the marketing language throughout, including the reference that our magazine is positioned on the “front rows of many top retailers” and the reference to it being “prominently displayed alongside publications such as Vogue, Elle, Glamour and Vanity Fair.”

2.
Your disclosure states in various places that your circulation is "worldwide."  Please revise in appropriate places to specify where your magazine is primarily distributed and/or where you have material business operations or revenues.

Response 2:
In order to specify where our magazine is primarily distributed, we replaced references to our circulation being “worldwide” with “throughout the USA and Canada, and in additional locations internationally in over 30 countries, including, but not limited to, Australia, Dubai, Germany, Hong Kong, Italy, Mexico, New Zealand, Singapore and the United Kingdom.”

Description of Business

3.
We note your response to prior comment 2.  We recommend that you disclose your revenues and net loss for the last audited period and interim stub in the Introduction subsection of page 3 as this will provide greater context by which to understand the rest of the Description of Business section.

Response 3:	We added disclosure regarding our revenues and net loss for our last audited and interim periods in the Introduction subsection of Description of Business, as requested.

4.
We note your response to prior comment 3. To the extent you believe that certain terms of the agreements with Time Warner Retail and Kable Distribution News should remain confidential, please refer to Staff Legal Bulletin 1 and file a Confidential Treatment Request following the guidelines set forth therein.  In either case, given that these agreements appear to be material, please file them as exhibits to Form 10-SB with your next amendment.  If you wish to request confidential treatment for portions of these agreements pursuant to Staff Legal Bulletin 1, you may file forms of the agreements that redact information for which you are seeking confidential treatment.  You should be aware that we will not be in a position to clear comments on this filing until all material agreements are filed and our review with respect to those agreements has been completed.  In addition, please provide more detailed disclosure here regarding the non-confidential terms of your distribution agreements.

Response 4:
Following the guidelines set forth in Staff Legal Bulletin 1 and pursuant to Rule 24b-2 of the Securities Exchange Act, we submitted a Confidential Treatment Request regarding the portions of the Time Warner Retail and Kable Distribution Services agreements to be kept confidential to the Secretary of the Securities and Exchange Commission on October 23, 2007.  Forms of these agreements that redact information for which we are seeking confidential treatment have been filed with our current amendment to Form 10-SB as Exhibits 10.8 (Time Warner Retail) and 10.9 (Kable Distribution Services).  As required by Rule 24b-2, we have footnoted the exhibit index to our Form 10-SB to indicate that “portions of this exhibit have been omitted and separately filed with the Commission with a request for confidential treatment.”

The requested disclosure regarding the non-confidential terms of our distribution agreements has been added to the subsection entitled “Distribution Agreements.”

Update: June 30, 2007

5.	It is unclear how this subsection fits into the Description of Business section. Please revise to clarify what this section is updating.

Response 5:
The heading Update: June 30, 2007 and the second paragraph of this subsection were deleted and the first paragraph was moved to the Introduction subsection of Description of Business, where it was added to the disclosure regarding our revenues.

Publishing

6.
Please provide support for your assertion that it is an industry standard to assume that there are 5 or more readers for each issue distributed.  If adequate support is not available, please revise your estimates regarding the number of readers that are estimated based on the circulation size, and make corresponding changes throughout.

Response 6:	We have provided support, in a note to the Publishing subsection, that it is an industry standard to estimate that there are 5 or more readers for each issue distributed. The note reads as follows:

Source: “The Value of Magazine Readership: Reader Dynamics and Ad Impact on Readers of Paid and Nonpaid Copies” © Copyright 2006 Magazine Publishers of America, 810 Seventh Avenue, 24th Floor, New York, NY 10019. More specifically, the table entitled Estimated Readers Per Copy Generated by Public Place and Newsstand Copies (p. 3), whose source is Condé Nast research incorporating data by Mediamark Research, Inc., 2003.

Copies of the referenced article were provided with the courtesy copies sent to the Staff by overnight courier.

Projects Scheduled or in Development

7.
Please clarify, in the first paragraph under this heading, whether the projects listed will cost up to $100,000 in addition to the up to $100,000 indicated in the paragraph immediately proceeding this section, or will all of the cited projects be less than $100,000.

Response 7:
As requested, we clarified in the first paragraph of this heading that projects listed “will be under $100,000 per project.” In the last sentence of the paragraph immediately preceding this section, we deleted the words “these initiatives” and revised the text to clarify that the “initial estimated cost for the planning and development of our new website, web show and Salon City Network will be under $100,000.”

8.	Please describe in more detail, in the second paragraph under this heading, how a distributor generates revenue by "representing" your people. What does "representing" mean and who are your "people?"

Response 8:	The reference to generating revenue by “representing our people” was deleted.

Future Projects

9.	Identify the types of products you envision licensing in the second paragraph under this heading.

Response 9:
We identified in the second paragraph under this heading that we envision licensing products “such as clothing, accessories, merchandising items and consumable goods that promote the Salon City brand.”

Competition

10.
We note your response to prior comment 5.  As it appears that you are in the early operating stage in regards to your magazine, we believe you should not name established brands as your direct competitors.  As such, please remove the first sentence of the second paragraph or provide support for why you believe this comparison is warranted.  Please also provide support for your assertion that no other women's interest publication has associations with the beauty industry.  Please also provide support for your assertion that you are more competitively price than other publications.

Response 10:	In response to your request to remove certain elements of the second paragraph of the Competition section, the paragraph was rewritten as follows:

Salon City is currently sold in the women’s interest and lifestyle sections of retail outlets. Our point of difference is that we have attracted the beauty professionals, who are highly sought after by upscale advertisers, to our magazine; this highly sought after market has traditionally been considered one with strong barriers of entry. Moreover, we believe we appeal to a broad demographic of mainstream sophisticated consumers that many advertisers are seeking.

Risk Factors

11.
Please add a risk factor that a company owned by your management owns the name "Salon City," and will own expected future trademarks, that this entity provides the trademarks to you only through a license and is not obligated to continue providing these licenses under reasonable terms or at all.  Please also describe the material terms of your Salon City license in the business section.

Response 11:
A risk factor regarding the name “Salon City” being licensed from a company owned by our management has been added.  Additionally, a License Agreement subsection that describes the material terms of the license agreement with SC Communications for the Salon City name has been added to the Description of Business section

Item 2. Management's Discussion and Analysis of Financial Condition

Revenue

12.
We note that you attribute the increase in revenues during 2007 to a new consumer publication.  To give investors a clearer picture of how you derive your revenues, please separately quantify the revenue attributable to each separate publication for the periods presented.

Response 12:
Since we currently have only one publication, Salon City magazine, the Revenue section was revised to clarify that our increase in revenues was attributable to the “launching of our redesigned trade magazine, Salon City Star, into a consumer publication (Salon City magazine) and the additional distribution of the magazine through Time/Warner Retail and Kable Distribution Services.”

Expenses

13.
We note your disclosure on page 15 that Fountain Capital Fund failed to place most of the orders it was "obligated" to place.  Please explain how this obligation was documented, if at all, and explain whether you have any recourse against this entity for its failure to place orders.  Also, if this is a common phenomenon, that customers commit to placing orders that they do not ultimately place, please add a risk factor discussing this.

Response 13:
We erroneously used the word “obligated” in the disclosure regarding Fountain Capital Fund’s failure to place orders, since they only made a promise to purchase up to $3.5 million worth of ads and sponsorships by the end of 2006, which they failed to do.  Therefore the key factor regarding Fountain Capital was revised to read, “Fountain Capital Fund did not fulfill its promise to place up to $3.5 million worth of ads and sponsorships by the end of 2006, resulting in some projects being delayed, other projects' budgets being diminished and others cancelled.”

Although we had no recourse against Fountain Capital when it failed to fulfill its promise to purchase up to $3.5 million worth of ads and sponsorships, we took action in November 2006 by terminating our relationship with the company.

 It is not a common occurrence or phenomenon for customers to commit to placing orders for advertising or sponsorships that they do not ultimately place; therefore, a risk factor discussing this was not added.

Liquidity and Capital Resources

14.
As previously requested in prior comment 24, please tell us the amount of March 31, 2007 accounts receivable that have been subsequently collected in cash and explain to us the reason for any amounts that were not subsequently collected in cash.  In addition, explain to us the reason for the increase in accounts receivable from $69,775 at December 31, 2006 to $139,230 at March 31, 2007.

Response 14:
Respectfully, we do not understand this comment given that the financial statements for the period ended March 31, 2007 were replaced by the financial statements for the period ended June 30, 2007 in our previous amendment to Form 10-SB filed on September 11, 2007.

15.	Please clarify or correct your disclosure as you refer to a $44,784 decrease in accounts receivable during 2007 when the actual decrease is $9,492.

Response 15:	As requested, we corrected our disclosure to indicate that the decrease in accounts receivable at June 30, 2007 was $9,492.

16.
Please revise your statements of cash flows for all periods presented to separately quantify bad debt expense as an adjustment to the operating activities section.  Refer to footnote 17 of SFAS 95 for guidance.  In addition, explain to us (i) how the amount of bad debt expense was determined for 2007, (ii) the facts and circumstances surrounding any significant write-offs of accounts receivable during 2007, and (iii) why the initial revenue recognition was appropriate for amounts that were written-off during 2007.

Response 16:
We revised our statements of cash flows for all periods presented to separately quantify bad debt expense as an adjustment to the operating activities section, as referenced in footnote 17 of SFAS 95.  With regard to (i), (ii) and (ii) in your comment above, our explanations are as follows:

(i)	we used a specific identification of bad debt customer accounts;
(ii)	collectibility was highly improbable due to deteriorating credit worthiness of customers; and
(iii)	poor credit of the customer was not known to us at the time the magazine was shipped.

Part II

Recent Sales of Unregistered Securities

17.	We note your response to prior comment 23. Please define the term "barter credits."

Response 17:	A note was added to the March 15, 2005 entry under Recent Sales of Unregistered Securities to define the term “barter credits.”

Part F/S

Balance Sheet

18.	Please separately quantify deferred revenue, as referred to in your response to prior comment 25, on the face of the balance sheet.

Response 18:	No change was made to the balance sheet at June 30, 2007 because there was no deferred revenue for the period.

Note 1: Summary of Significant Accounting Policies

19.
Except as noted in the following comment, please remove all references here and throughout the filing to SC Communications, its history, and its current operations.  Since SC Communications is a separate and distinct entity from Salon City, Inc., your references to it do not appear relevant.  Similarly, your references to Salon City Star magazine should be removed.  References and discussions of a separate and distinct entity would be relevant, however, when it is a predecessor entity.  For example, reference and discussion would be appropriate when a registrant is a successor entity due to a reorganization or recapitalization transaction of the predecessor entity.

Response 19:
References to SC Communications throughout our filing have been removed other than references to the fact that we license the name “Salon City” from SC Communications and in the discussion of the License Agreement found in the Description of Business section.  However, we have not removed references to Salon City Star magazine as that was the predecessor professional/trade publication to the current consumer Salon City magazine.  We began publishing Salon City Star in 2001 and then in 2007, we decided to change to a 100% consumer-focused publication, so Salon City Star was reformatted and redesigned to become Salon City magazine.  The first edition of the consumer-focused Salon City magazine was released in March 2007.

20.	Please ensure that you provide all of the disclosures required by paragraph 2 of SFAS 57 and that your financial statements are presented in conformity with Rule 4-08(k) of Regulation S-X.

Response 20:
A related party disclosure footnote was not necessary because the License Agreement with SC Communications for the use of the mark and name “Salon City” did not go into effect until September 7, 2007 and no monies have yet been paid to SC Communications.  There may have been some confusion because the Index to Exhibits in our previous filing references the License Agreement between SC Communications and Salon City being incorrectly dated January 4, 2005.

Revenue Recognition

21.
Please explain to us why it is appropriate to recognize advertising revenue when the printing of a magazine is complete, and not, for instance, (i) when the magazine reaches the bookstores and newsstands or (ii) upon sell-through to the consumer.  As part of your response, tell us the significant terms of the agreements that you have with your advertisers that support your accounting.  Additionally, expand your disclosure to discuss in detail the important judgments underlying this revenue recognition policy.

Response 21:	With regard to (i) and (ii) in your comment above and why it is appropriate to recognize advertising revenue when the printing of the magazine is complete, our explanation is as follows:

(i)
The advertisers are charged based on the printing of their ads, they are buying advertising based on having it printed in x number of magazines.  They are not contracting for x number of newsstand outlets or purchases of individual units.

(ii)
Sell-through to the consumer does not happen for at least 21 days after shipping and the billing system that we have used for past several years has been based on dating invoices when we print the magazine.  At the recommendation of the independent company handling our accounts receivable management services, they bill our advertisers after we have submitted invoices sent to them accompanied by proof of printing.  Advertisers receive their invoice and printed ad pages from our accounts receivable management services company and their billing periods begin from that day forward, generally 30-60 days.

The revenue recognition footnote was revised to discuss in more detail the important judgments underlying our revenue recognition policy.

22.
Please explain how you have determined that distributor revenue is appropriately recognized at the point a magazine is delivered to the distributor, and not, for instance, (i) when the magazine reaches the bookstores and newsstands or (ii) upon sell-through to the consumer.  As part of your response, tell us the significant terms of the agreements that you have with your distributors that support your accounting.  Additionally, expand your disclosure to discuss in detail the important judgments underlying this revenue recognition policy.

Response 22:
  The revenue recognition footnote was revised with regard to recognition of distributor revenue.  The footnote now discloses that, “Revenue from distributors for retail sales of publications is recognized at the point it is earned and measurable based upon completed performance. For revenue from distributors, performance becomes complete at a subsequent date when the distributor reports the actual number of publication units sold.”

Our explanation as to why it is appropriate to recognize distributor revenue at a subsequent date when the distributor reports the actual number of publication units sold is as follows:

(i)  and (ii)  Distributor revenue to our company is described as consumer newsstand retail sales, it cannot be recognized until the master distributor (Time Warner Retail and Kable Distribution Services) first finalizes several months of reporting before they will make a payment to us for a particular issue.  Distributors do not pay us for anything other than the actual number of retail publication units sold.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Steven G. Casciola
Steven G. Casciola
CEO